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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             COMMISSION CIK # 1028277
                             ------------------------



                          ANOORAQ RESOURCES CORPORATION
                          -----------------------------
                              (Name of Registrant)

       1020 - 800 West Pender Street, Vancouver, British Columbia V6C 3N6
       ------------------------------------------------------------------
                    (Address of principal executive offices)


                         QUARTERLY FINANCIAL STATEMENTS
                         ------------------------------


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F xxx    Form 40-F
                        -------------    -------------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No xxx
                              --------    ------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                 ANOORAQ RESOURCES CORPORATION, CIK# 1028277
                 -------------------------------------------
                                (Registrant)


Dated: March 31, 2003

/s/ Jeffrey R. Mason
----------------------------------
Jeffrey R. Mason, CA
Director, Chief Financial Officer, and Secretary

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

                                                         January 31,     October 31,
                                                                2003            2002
                                             note        (unaudited)       (audited)
-------------------------------------------------------------------------------------

Assets


Current assets
   Cash and equivalents                                $   2,881,856   $   3,005,236
   Amounts receivable                        4, 8(b)         320,626         310,423
   Prepaid expenses                                           41,059          53,035
   ----------------------------------------------------------------------------------
                                                           3,243,541       3,368,694


Amounts receivable                           4               119,285         119,285
Equipment                                    5                31,839          37,627
Mineral property interests                   6             4,200,000       4,200,000
-------------------------------------------------------------------------------------

                                                       $   7,594,665   $   7,725,606
=====================================================================================



Liabilities and Shareholders' Equity


Current liabilities
   Accounts payable and accrued liabilities           $     505,111    $      92,114
   ----------------------------------------------------------------------------------

Shareholders' equity
   Share capital                             7           20,142,224       20,048,474
   Deficit                                              (13,052,670)     (12,414,982)
   ----------------------------------------------------------------------------------
                                                          7,089,554        7,633,492

-------------------------------------------------------------------------------------
                                                      $   7,594,665    $   7,725,606
=====================================================================================


See accompanying notes to consolidated financial statements


Approved by the Board of Directors


/s/ Ronald W. Thiessen                                 /s/ Jeffrey R. Mason

Ronald W. Thiessen                                     Jeffrey R. Mason
Director                                               Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)


                                   Three months ended January 31
                                   ------------------------------
                             note           2003            2002
-----------------------------------------------------------------

Revenue
   Interest                        $      15,137   $       7,941
   --------------------------------------------------------------


Expenses
   Conference and travel                  33,519           8,822
   Consulting                             11,547               0
   Depreciation                                0             364
   Exploration (statement)               384,795          87,484
   Foreign exchange (gain)               (22,302)              0
   Legal, accounting and audit             8,003           6,174
   Office and administration              20,716          57,466
   Salaries and benefits                 170,467          69,201
   Shareholders communications            42,841           7,251
   Trust and filing                        3,239           3,042
   --------------------------------------------------------------
                                         652,825         239,804

-----------------------------------------------------------------
Loss for the year                  $    (637,688)  $   (231,863)
=================================================================


Loss per share                3    $       (0.02)  $      (0.01)
=================================================================

Weighted average number of
   common shares outstanding          32,273,463      27,384,880
=================================================================





Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

                                   Three months ended January 31
                                   -----------------------------
                                            2003            2002
----------------------------------------------------------------
Deficit, beginning of period       $ (12,414,982)  $(10,050,886)
Loss for the period                     (637,688)      (231,863)
----------------------------------------------------------------
                                   $ (13,052,670)  $(10,282,749)
================================================================

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)


                                                       Three months ended January 31
                                                       ------------------------------
                                                                2003            2002
-------------------------------------------------------------------------------------
Assays and analysis                                     $     87,902   $          0
Cost recovery on joint venture                                     0         (30,857)
Depreciation                                                   5,788          13,657
Engineering                                                    5,229           7,651
Environmental and socioeconomic                               10,350           4,721
Geological and consulting                                     91,661          35,916
Graphics                                                       3,542           2,229
Property fees and assessments                                 22,603          11,032
Property option payments                                      93,750               0
Site activities                                               28,236          32,760
Transportation                                                35,734          10,375
-------------------------------------------------------------------------------------
Incurred during the period, to statement of operations       384,795          87,484
Cumulative expenditures, beginning of period               6,017,288       5,041,201
-------------------------------------------------------------------------------------
Cumulative expenditures, end of period                  $  6,402,083   $   5,128,685
=====================================================================================


See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)


                                                              Three months ended January 31
                                                              ------------------------------
Cash provided by (used for):                                           2003            2002
--------------------------------------------------------------------------------------------

Operating activities
   Loss for the period                                        $   (637,688)  $    (231,863)
   Items not involving cash
       Depreciation                                                      0             364
       Depreciation included in exploration expenses                 5,788          13,657
       Shares issued for property option and
            assignment agreements                                   93,750               0
   Changes in non-cash operating working capital
       Amounts receivable                                          (10,203)        (94,442)
       Prepaid expenses                                             11,976               0
       Accounts payable and accrued liabilities                    412,997         (61,541)
-------------------------------------------------------------------------------------------
Decrease in cash and equivalents                                  (123,380)       (373,825)
Cash and equivalents, beginning of period                        3,005,236       2,107,921
-------------------------------------------------------------------------------------------
Cash and equivalents, end of period                           $  2,881,856   $   1,734,096
===========================================================================================


ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the period ended January 31, 2003
(Expressed in Canadian dollars)
(Unaudited)


1.  Continuing operations

    The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties.
    The Company has pursued mineral property interests in Canada, Mexico and the Republic of South Africa and is currently focusing its attention on the Platreef Property, located on the Bushveld Complex in South Africa (note
    6).

    As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties.
    The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

    These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The
    Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.


2.  Basis of presentation and principles of consolidation

    These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

    The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources
    (Proprietary) Limited ("Plateau") located in the Republic of South  Africa.
    All material intercompany balances and transactions have been eliminated.


3.  Significant accounting policies

    Cash and equivalents

    Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

    Equipment

    Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

    Mineral property interests

    Exploration expenses incurred prior to determination of the feasibility  of mining operations, periodic option payments and administrative expenditures
    are   expensed  as  incurred.   Mineral  property  acquisition  costs   and
    exploration  and  development  expenditures  incurred  subsequent  to   the
    determination  of the feasibility of mining operations are  deferred  until the  property to which they relate is placed into production, sold, allowed to lapse or abandoned.

    Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

    Share capital

    Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares.
    Costs incurred to issue common shares are deducted from share capital.

    No expense is recorded when share purchase warrants or options are issued for services rendered or other consideration.

    Income taxes

    The  Company uses the asset and liability method of accounting  for  income
    taxes.   Under  this method, future income tax assets and  liabilities  are computed  based on differences between the carrying amounts of  assets  and liabilities  on  the  balance  sheet and their  corresponding  tax  values, generally  using  the  enacted or substantively enacted  income  tax  rates expected  to apply to taxable income in the years in which those  temporary differences  are  expected to be recovered or settled.  Future  income  tax assets  also  result from unused loss carry forwards and other  deductions.
    Future  tax  assets are recognized to the extent that they  are  considered more  likely than not to be realized.  The valuation of future  income  tax assets  is  adjusted, if necessary, by the use of a valuation allowance  to reflect the estimated realizable amount.

    Loss per share

    Basic loss per share is calculated by dividing the loss available to common shareholders  by  the weighted average number of common shares  outstanding
    during  the  year.   For  all  years presented, loss  available  to  common
    shareholders equals the reported loss.

    Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

    Fair value of financial instruments

    The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

    Translation of foreign currencies

    All  of  the Company's foreign operations are integrated.  Monetary  assets
    and   liabilities  of  the  Company's  integrated  foreign  operations  are translated into Canadian dollars at exchange rates in effect at the balance
    sheet  date.   Non-monetary  assets  and  liabilities  are  translated   at
    historical exchange rates unless such items are carried at market, in which case  they  are translated at the exchange rates in effect on  the  balance sheet date.  Revenues and expenses, except depreciation, are translated  at the  average exchange rates for the period.  Depreciation is translated  at the  same exchange rate as the assets to which it relates.  Gains or losses on translation are expensed.

    Use of estimates

    The  preparation  of  financial  statements  in  conformity  with  Canadian generally  accepted  accounting  principles  requires  management  to  make estimates  and assumptions that affect the reported amounts of  assets  and liabilities and the disclosure of contingent assets and liabilities at  the date of the financial statements, and the reported amounts of revenues  and expenses during the reporting period.  Significant areas requiring the  use of  management estimates include the determination of potential impairments
    of  asset  values  and  rates for the depreciation  of  equipment.   Actual
    results could differ from these estimates.

    Comparative figures

    Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.


4.  Amounts receivable

    Amounts receivable comprise the following:

                                                           January 31    October 31
                                                                 2003          2002
    --------------------------------------------------------------------------------
    Employee expense advances                              $    1,589    $    1,589
    Hunter Dickinson Inc., and subsidiaries (note 8)                0        10,637
    Mainland Exploration Limited Partnership (note 8)         245,924       242,516
    Value-added tax rebates                                   192,398       174,966
    --------------------------------------------------------------------------------
                                                              439,911       429,708
    Less: non-current portion                                (119,285)     (119,285)
    --------------------------------------------------------------------------------
                                                           $  320,626    $  310,423
    ================================================================================


5.  Equipment

                                     January 31, 2003                     October 31, 2002
                    ----------------------------------   ----------------------------------
                        Cost    Accumulated  Net book        Cost    Accumulated  Net book
                               depreciation     value               depreciation     value
    ---------------------------------------------------  ----------------------------------
    Office          $ 30,421       $ 26,591  $  3,830    $ 30,421       $ 24,321  $  6,100
    Vehicles          68,769         40,760    28,009      68,769         37,242    31,527
    --------------------------------------------------   ----------------------------------
                    $ 99,190       $ 67,351  $ 31,839    $ 99,190       $ 61,563  $ 37,627
    ==================================================   ==================================



6.  Mineral property interests

    Mineral Property Acquisition Costs        Three months     Year ended
                                          ended January 31     October 31
                                                      2003           2002
    ----------------------------------------------------------------------
    Platreef Property, South Africa
       Balance, beginning of the year          $ 4,200,000    $         0
       Incurred during the period                        0      4,200,000
    ----------------------------------------------------------------------
    Balance, end of period                     $ 4,200,000    $ 4,200,000
    ======================================================================

    See Consolidated Statements of Exploration Expenses.


    (a)  Platreef Property, Bushveld Complex, Republic of South Africa

    In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary,
    Plateau  Resources  (Proprietary)  Limited  ("Plateau"),  which  holds  the
    Platreef  platinum group mineral ("PGM") properties located on the Bushveld
    Complex in South Africa.

    Under the share purchase agreement Anooraq was to acquire a 70% interest in
    Plateau by investing $10,000,000 for exploration of the properties  over  a four-year  period.  In the event Anooraq elected to acquire the  full  100%
    interest in Plateau, a second stage transaction would provide that  Anooraq would  then  acquire  the  remaining 30% interest  by  purchasing  it  from
    Pinnacle  in  consideration of issuing common shares of Anooraq  such  that
    Pinnacle  would hold 30% of Anooraq's outstanding share capital  after  the transaction, subject to certain adjustments.

    The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator
    Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeded with investments in Plateau. In addition, during fiscal year 2000, a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition. To January
    31, 2003, 378,500 shares had been issued to Gladiator under this agreement.

    On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects
    (Pty) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (266,667 shares issued to January 31, 2003) and aggregate cash payments of US$350,000 (of which US$19,750 has been paid) and Cdn$15,000 (which has been paid).

    On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. Until the earlier of August 28, 2003 or the date on which Pinnacle ceased to hold at least 20% of Anooraq's outstanding common shares, which occurred in fiscal 2002, these shares were subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allowed the Company to re-purchase up to 350,000 shares per calendar quarter to a maximum of 700,000 shares per calendar year. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003.

    In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1
    (428  hectares),  located contiguous to the north end of the  then-existing
    Platreef  properties.  Consideration for the exploration  rights  to  these farms,  which are in effect for a five year term, consists of  payments  of
    US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare
    in  year  five.   To purchase the farms outright, a payment of  US$325  per
    hectare  is  required if the option is exercised in year  one,  US$390  per hectare  in year two, US$455 per hectare in year three, US$520 per  hectare in year four and US$600 per hectare in year five.

    On  October  10,  2001,  the Company completed an  agreement  with  African
    Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in Anooraq's
    2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must spend a minimum of Cdn$750,000 in each of the ensuing two years (completed year 1 obligation) to obtain the right to form a 50:50 joint venture with Plateau on Rietfontein. As a further condition of the agreement, an AML affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing (note 7(f)). A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction, pending TSXV approval upon receipt of adequate project expenditure documentation from AML.

    In  April  2002, the Company acquired the Noord Holland 775 LR farm  (1,229 hectares)  from the South African Department of Mines and Energy,  bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

    On  May  16,  2002,  the  Company completed an  agreement  with  Rustenburg
    Platinum  Mines  Limited  ("Rustenburg"), a subsidiary  of  Anglo  Platinum
    Corporation  ("Anglo  Platinum"), for the right to acquire  up  to  an  80%
    interest in twelve new PGM properties located on the Northern Limb  of  the
    Bushveld  Complex, South Africa.  Under the agreements with Anglo Platinum, the  Company has acquired an initial 50% interest in the PGM rights to  the twelve  farms  and can maintain this interest by making staged  exploration expenditure  totalling South African Rand ("ZAR") 25  million  within  five
    years.   The  Company  is required to spend ZAR 2.5 million  in  year  one,
    ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.  When a mineral resource is identified, the Company can earn  an
    additional   30%   interest  by  bringing  the  property  into   commercial
    production.   Rustenburg will retain a 20% interest in the  joint  venture.
    The  agreements also include plans to involve local communities  in  future development  of  the properties.  Any participation by local  and  regional
    communities  will  be  provided  out  of  Rustenburg's  interest  and   any
    participation in the venture by a Historically Disadvantaged South Africans
    ("HDSA") partner will be provided out of the Company's interest.

    (b)  La Dicha Property, Mexico

    During 1998, the Company acquired an option to purchase a 100% interest  in the  La Dicha property, located near Chilpancingo, Mexico, in consideration for  total  payments of US$500,000 (of which US$30,000 has  paid)  and  the issuance of 350,000 common shares of the Company in stages over four years.
    Subsequent to the date of the agreement and in contravention of its  terms, the  property  vendor  failed to maintain adequate title  to  five  of  the fourteen  concessions and ownership of these concessions  reverted  to  the
    Mexican  government,  which  subsequently granted  them  to  third  parties
    pursuant  to  a  public auction during the 1999 fiscal year.   The  Company
    terminated all payments to the property vendor during the 1999 fiscal year.
    The  Company's  remaining  ownership interests, which  were  carried  at  a nominal  value  of $1, lapsed during the fiscal year 2002 and  accordingly, were expensed in the fiscal year 2002.

7.  Share capital

    (a)  Authorized share capital

    The Company's authorized share capital consists of 100,000,000 common shares without par value.

    (b)  Issued share capital

    Common shares issued and outstanding                      Number of         Dollar
                                                     Price       Shares         Amount
    -----------------------------------------------------------------------------------
    Balance, October 31, 2000                                14,182,413   $  8,897,689
    Issued during fiscal 2001
       Share purchase options exercised             $ 0.43       14,000          6,020
       Share purchase options exercised             $ 0.50        2,000          1,000
       Share purchase options exercised             $ 0.50      490,000        254,800
       Warrants exercised                           $ 0.85       82,000         69,700
       Private placement, net of issue costs        $ 0.65    4,797,800      3,024,694
       Shares issued for property acquisition       $ 0.56    7,500,000      4,200,000
       Shares issued for property option            $ 0.75      141,667        106,250
       Shares issued for property assignment        $ 0.85      175,000        148,750
    -----------------------------------------------------------------------------------
    Balance, October 31, 2001                                27,384,880   $ 16,708,903
    Issued during 2002
       Share purchase options exercised             $ 0.50       14,500          7,250
       Share purchase options exercised             $ 0.60        7,000          4,200
       Warrants exercised                           $ 0.70    4,482,800      3,137,960
       Private placement, net of issue costs        $ 0.70      259,283        190,161
    -----------------------------------------------------------------------------------
    Balance, October 31, 2002                                32,148,463   $ 20,048,474
       Shares issued for property option            $ 0.75      125,000         93,750
    -----------------------------------------------------------------------------------
    Balance, January 31, 2003                                32,273,463   $ 20,142,224
    ===================================================================================

    (c)  Share Incentive Plan

    Under the terms of the shareholder-approved Share Incentive Plan, the Company at January 31, 2003 had reserved up to 5,475,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

    As  at  January 31, 2003, 4,546,000 share purchase options were outstanding
    (of   which  856,000  share  purchase  options  had  not  yet  vested  with optionees), exercisable at prices ranging from $0.48 to $0.84 per share, as follows:

                                     Option      Number of
    Expiry date                       price        options
    -------------------------------------------------------
    February 12, 2003                 $0.56          4,000
    March 9, 2003                     $0.66         25,000
    June 11, 2003                     $0.62         11,000
    September 11, 2003                $0.54         75,000
    October 30, 2003                  $0.60      1,161,000
    November 21, 2003                 $0.60        100,000
    October 29, 2004                  $0.84      2,314,000
    December 11, 2004                 $0.48        856,000
    -------------------------------------------------------
                                                 4,546,000
    =======================================================


    Option continuity schedule                                          Contractual
                                             Weighted                      weighted
                                              average                       average
                                             exercise      Number of      remaining
                                                price        options   life (years)
    --------------------------------------------------------------------------------
    Balance, October 31, 2001                   $0.59      1,619,000           1.62
       Granted                                  $0.83      2,439,000
       Exercised                                $0.53       (21,500)
       Expired or cancelled                     $0.59      (280,000)
    --------------------------------------------------------------------------------
    Balance, October 31, 2002                   $0.75      3,756,500           1.59
       Granted                                  $0.48        856,000
       Expired                                  $0.50       (52,500)
       Cancelled                                $0.60       (14,000)
    --------------------------------------------------------------------------------
    Balance, January 31, 2003                   $0.70      4,546,000           1.71
    ================================================================================

    Subsequent to the period ending January 31, 2003, 4,000 common shares  were issued  pursuant to the exercise of options at a price of $0.56 and  25,000 options with an exercise price of $0.66 expired unexercised.

    (d)  Share purchase warrants

    The continuity of share purchase warrants is as follows:

    Note Reference                     7(e)          7(f)        7(f)        6(a)
    --------------------------------------------------------------------------------------------
    Expiry date                 December 21      August 3 December 27   August 28
                                       2003          2002        2003        2003
    --------------------------------------------------------------------------------------------
    Exercise price                    $0.85         $0.70       $0.88       $0.70         TOTAL
    --------------------------------------------------------------------------------------------
    Balance, October 31, 2001     3,692,718     4,797,800           0   4,500,000    12,990,518
       Issued                             0             0     259,283           0       259,283
       Exercised                          0    (4,482,800)          0           0    (4,482,800)
       Expired                            0      (315,000)          0           0      (315,000)
    --------------------------------------------------------------------------------------------
    Balance, October 31, 2002     3,692,718             0     259,283   4,500,000     8,452,001
       Issued                             0             0           0           0             0
       Exercised                          0             0           0           0             0
       Expired                            0             0           0           0             0
    --------------------------------------------------------------------------------------------
    Balance, January 31, 2003     3,692,718             0     259,283   4,500,000     8,452,001
    ============================================================================================

    (e)  Share purchase warrants

    On  December  10, 2002, the Company extended the expiry date  of  3,692,718 warrants  for  an additional year to December 21, 2003, with  the  exercise price unchanged at $0.85.

    (f)  Equity financings

    On  August  13, 2001, the Company completed a $3.1 million equity financing consisting  of  4,797,800  units at a price of $0.65  per  unit,  of  which
    2,473,700  units were brokered.  Each unit comprised one common  share  and one share purchase warrant exercisable to purchase an additional share at a price  of  $0.70  until August 3, 2002. In the fiscal year 2002,  4,482,800 share  purchase warrants were exercised and the remaining 315,000  warrants expired unexercised.

    On  August  27,  2002, the Company completed a $207,426  private  placement financing  of  259,283 units at a price of $0.80 per unit.  Each  unit  was comprised  of  one  common share and a one common  share  purchase  warrant
    exercisable  at  $0.88  per  common share until  December  27,  2003.   The
    warrants  are subject to an accelerated expiry of 45 days if the  Company's shares  trade on the TSX Venture Exchange for ten consecutive trading  days at or above $1.32.


8.  Related party transactions

                                                             Three months ended
                                                                 January 31
                                                         --------------------------
    Services rendered by:                        Ref            2003           2002
    --------------------------------------------------------------------------------
    Hunter Dickinson Inc.                        (a)     $   343,382    $   131,674
    Hunter Dickinson Group Inc.                  (a)          10,962              0


                                                         January 31,    October 31,
    Balances receivable (payable):                              2003           2002
    --------------------------------------------------------------------------------
    Hunter Dickinson Inc.                        (b)     $   (75,839)   $    10,637
    Mainland Exploration Limited Partnership     (c)         245,924        242,516

    (a)  Hunter  Dickinson  Inc. ("HDI") and its wholly-owned subsidiaries  are private  companies  with  certain directors  in  common  that  provide
         geological,  corporate  development,  administrative  and   management
         services to, and incur third party costs on behalf of, the Company  on a full cost recovery basis pursuant to an agreement dated December 31,
         1996.

    (b)  The  balances receivable (payable) to HDI have resulted from  advances against  future work or from HDI providing periodic short-term working capital  advances to the Company.  These balances are included  within
         amounts   receivable  (note  4)  or  accounts  payable   and   accrued
         liabilities on the consolidated balance sheets.

     (c) Mainland  Exploration Limited Partnership ("Mainland")  is  a  limited partnership that had provided merger, acquisition, financing and other
         corporate   services  to  the  Company  and  invests  in   exploration
         properties.   Certain directors of the Company are also  directors  of
         Mainland's general partner.  Mainland received 200,000 shares  of  the
         Company  in exchange for the assignment to the Company of the  October
         1999  agreement  to acquire Plateau Resources (Pty) Limited  (Platreef
         Property - note 6). The Company had also advanced Mainland $201,000 to
         October 31, 2000 and this amount, plus interest accrued at prime  rate plus 1% compounded semi-annually, remains currently outstanding.


9.  Income taxes

    As at October 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

        Non capital losses, expiring in various periods to 2009          $ 3,343,000
        Capital losses carried forward                                       931,000
        Excess of aggregate tax cost of equipment over net book value        101,000
        -----------------------------------------------------------------------------
        Total losses and excess equipment tax costs available            $ 4,375,000
        =============================================================================

